Concordia International Appoints David Price as Chief Financial Officer

•	Company to Conduct First Quarter Earnings Call on May 10, 2017 in the Ordinary Course

OAKVILLE, ON – April 26, 2017 – Concordia International Corp. (“Concordia” or the “Company”) (TSX: CXR) (NASDAQ: CXRX), an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products, today announced that David Price has been appointed as Chief Financial Officer (CFO) of the Company. Mr. Price succeeds Edward Borkowski, who is departing the Company to pursue other opportunities.
Mr. Price will begin his role on May 15, 2017, at which time he will report to Chief Executive Officer (CEO) Allan Oberman. In the interim, the Company’s financial responsibilities will be overseen and managed by Adeel Ahmad, CFO of the International segment of Concordia, and Bryan Jacobs, corporate controller of Concordia. The timing of this announcement is unrelated to Concordia’s first quarter 2017 financial results or earnings process. The Company intends to conduct its first quarter earnings call on May 10, 2017 in the ordinary course.
Mr. Price brings over 25 years of experience in the healthcare, investment banking and accounting industries. Most recently, he served as CFO of Bioventus Inc., a private equity-backed global provider of medical devices in the orthobiologics field. In this role, Mr. Price oversaw global finance and information technology (IT) functions, refinanced the company’s debt to implement a successful M&A strategy, and played a key role in building and overseeing optimization and efficiency practices for Bioventus around the globe.
Prior to his role at Bioventus, Mr. Price held CFO positions at two other companies. As the CFO, chief operating officer and corporate treasurer at EDGAR Online Inc. – a financial data, technology and business process outsourcing (BPO) company – Mr. Price was responsible for all financial strategy and reporting, investor relations, corporate development, human resources and BPO operations in the US, Europe and India. Prior to EDGAR Online, Mr. Price was the CFO and corporate treasurer for Cornerstone Therapeutics, Inc., a publicly traded specialty pharmaceutical company.
Mr. Price had previously served as managing director in the healthcare and pharmaceutical services sector at two investment banking firms – Jefferies & Company in New York, and Bear Stearns & Co. in London and

New York – and worked at PricewaterhouseCoopers Consulting and Arthur Andersen. He holds an honors degree in Accounting and Financial Management from Lancaster University in the UK and is a member of the Institute of Chartered Accountants in England and Wales.
“We are pleased to welcome David to our organization as CFO,” said Allan Oberman, CEO of Concordia. “We believe that David’s wealth of experience managing global teams coupled with his broad expertise in financial management, business process improvement and operational excellence will be invaluable to Concordia as we work towards our goal of stabilizing the business and developing Concordia’s future growth strategy. David brings industry expertise and a unique perspective that we believe will enable us to execute against the five key business priorities we outlined in March, and contribute to the development of our long-term growth strategy. On behalf of everyone at Concordia, I would like to extend our gratitude to Ed for his service to Concordia and wish him the best in his future endeavors.”
Mr. Price commented, “I am excited to join Concordia at this important time in the organization’s transformation. Concordia has an impressive global commercial platform and a wealth of assets in the market. I look forward to leading the Company’s finance team with an emphasis on financial discipline and operational excellence.”
About Concordia
Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products. The Company has an international footprint with sales in more than 90 countries, and has a diversified portfolio of more than 200 established, off-patent products. Concordia also markets Photofrin® for the treatment of certain rare forms of cancer.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward-looking statements:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to the release date of Concordia’s financial results, oversight and management of Concordia’s financial responsibilities during the interim period, Concordia’s commercial platform, the wealth of Concordia’s assets, Concordia’s transformation as an organization, Mr. David Price’s experience, Mr. Price’s ability to lead Concordia’s finance team, Mr. Price’s ability to lead Concordia towards business stabilization and/or to execute Concordia’s business priorities and/or define Concordia’s long-term growth strategy, Mr. Price’s ability to implement an emphasis on financial diligence and discipline, Concordia's 2017 objectives and priorities, the development of a long term growth strategy (and the timing thereof), the stabilization of Concordia's business, the ability of Concordia to execute and deliver on business plans and growth strategies, optimism about Concordia's future, the stability of Concordia's business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company's geographic and therapeutic platform, product lines and/or sales channels and the future growth of the Company (including, without limitation, the Company's expansion globally). Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with a delay in releasing Concordia's financial statements (which could result in a default under Concordia's debt agreements and a violation of applicable laws), the inability of the interim management team to oversee and manage Concordia’s financial responsibilities during the interim period, Concordia’s inability to transform its business, Concordia's inability to stabilize its business, Concordia's inability to develop a long term strategic plan or being delayed in developing such plan, the inability of Mr. Price to lead Concordia’s finance team, stabilize Concordia’s business, define Concordia’s long-term growth strategy and/or execute on Concordia’s business priorities, Mr. Price’s inability to implement an emphasis on financial diligence and discipline, cash on hand and cash flows from operations being insufficient to meet Concordia's liquidity needs, which could result in Concordia having to refinance or restructure its debt, sell assets or seek to raise additional capital, which may be at less favourable terms, the inability to implement Concordia's objectives and priorities for 2017, which could result in financial strain on the Company and continued pressure on the Company's business, Concordia's securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia's business, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks relating to clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products and Concordia's key products in its International and North America segments), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks associated with regulatory investigations (including investigations by competition authorities with respect to the Company's operations), risks related to the introduction of new legislation, or amendments to existing legislation, in the jurisdictions in which Concordia carries on business, risks related to patent infringement actions, the loss of intellectual property rights, risks associated with class action litigation, risks associated with Concordia's inability to defend itself in certain legal actions or being found to have violated certain laws (including, without limitation, the regulatory investigations and class actions which Concordia is currently subject to), which may require Concordia to make certain payments in respect of such legal matters or which may result in certain fines being levied against Concordia, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
Media Contact
Adam Peeler
VP, Investor Relations & Communications
905-842-5150 ext. 240
Adam.Peeler@concordiarx.com